UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )(1)

                               SALANT CORPORATION
- - --------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $1.00 per share
- - --------------------------------------------------------------------------------
                        (Title of class of securities)

                                    79389710
         ------------------------------------------------------------
                                 (CUSIP number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
- - --------------------------------------------------------------------------------
      (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 11, 1996
- - --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)


- - ------------------
     [1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 79389710    |                         |     Page 2 of 12 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  DDJ Capital Management, LLC                                     |
|         |  04-3300754                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   782,200                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   782,200                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        782,200                                                   |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        5.30%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 79389710    |                         |    Page 3 of 12 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  DDJ Overseas Corp.                                              |
|         |  98-0151108                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        CAYMAN ISLANDS                                            |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   511,788                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   511,788                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        511,788                                                   |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        3.47%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 79389710    |                         |    Page 4 of 12 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |      DDJ Galileo, LLC                                            |
|         |      04-3304422                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |    511,788                                          |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |    511,788                                          |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |         511,788                                                  |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        3.47%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 79389710    |                         |     Page 5 of 12 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  DDJ Galileo Management, LLC                                     |
|         |  04-3304416                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   511,788                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   511,788                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        511,788                                                   |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        3.47%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 79389710    |                         |     Page 6 of 12 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  The Copernicus Fund, L.P.                                       |
|         |  04-3193825                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   270,412                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   270,412                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        270,412                                                   |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        1.83%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 79389710    |                         |     Page 7 of 12 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |      DDJ Copernicus, LLC                                         |
|         |      04-3304417                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |    270,412                                          |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |    270,412                                          |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |         270,412                                                  |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        1.83%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 79389710    |                         |     Page 8 of 12 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |      DDJ Copernicus Management, LLC                              |
|         |      04-3304419                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |    270,412                                          |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |    270,412                                          |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |         270,412                                                  |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        1.83%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 79389710                                            Page 9 of 12 Pages
- - ------------------                                            ------------------

Item 1.  Security and Issuer.

         This statement relates to shares of the common stock, par value $1.00 per share (the "Shares") of Salant Corporation, a Delaware Corporation (the "Company"). The principal executive offices of the Company are located at 1114 Avenue of The Americas, New York, New York 10036.

Item 2.  Identity and Background.

         This statement is being filed jointly by DDJ Capital Management, LLC ("DDJ"), a Massachusetts limited liability company, DDJ Overseas Corp., a Cayman Islands corporation, DDJ Galileo, LLC, a Massachusetts limited liability company, DDJ Galileo Management, LLC, a Massachusetts limited liability company, The Copernicus Fund, L.P., a Massachusetts limited partnership, DDJ Copernicus, LLC, a Massachusetts limited liability company, and DDJ Copernicus Management, LLC, a Massachusetts limited liability company. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates." DDJ Copernicus, LLC is the general partner of, and DDJ Copernicus Management, LLC is the investment manager for, The Copernicus Fund, L.P. DDJ Galileo, LLC owns all of the voting securities of DDJ Overseas Corp., and DDJ Galileo Management, LLC is the investment manager for DDJ Overseas Corp. DDJ provides administrative services to the DDJ Affiliates.

         On the various dates set forth on the attached Schedule B, two funds, DDJ Overseas Corp. and The Copernicus Fund, L.P. (jointly, the "Funds") purchased Shares. The principal offices of each of DDJ and the DDJ Affiliates are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181.

         The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and members of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

         Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

         The Shares to which this statement relates are owned directly by one or both of the Funds.

                                  SCHEDULE 13D

CUSIP No. 79389710                                           Page 10 of 12 Pages
- - ------------------                                           -------------------

Item 3.  Source and Amount of Funds or Other Consideration.

         The Funds purchased an aggregate of 782,200 Shares for cash in the amount of approximately $3,493,522.51. A description of any transactions effected within the past 60 days is provided on Schedule B hereto. The Shares were acquired with working capital of the Funds.

Item 4.  Purpose of Transaction.

         The Shares were purchased in order to acquire an equity interest in the Company in pursuit of specified investment objectives established by the investors in the Funds. The DDJ Affiliates may continue to have the Funds purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Funds.

         The DDJ Affiliates intend to review continuously the equity position of the Funds in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the DDJ Affiliates may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

         None of the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or bylaws, (v) the Company's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

Item 5.  Interest in Securities of Issuer.

         (a) DDJ Overseas Corp. owns, and DDJ Galileo, LLC and DDJ Galileo Management, LLC beneficially own, as majority shareholder and investment manager, respectively, of DDJ Overseas Corp., 511,788 Shares, or approximately 3.47% of the outstanding Shares of the Company. The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ Copernicus Management, LLC beneficially own, as general partner and investment manager, respectively, of The Copernicus Fund, L.P., 270,412 Shares, or approximately 1.83% of the outstanding Shares of the Company. DDJ, as administrator to the other DDJ Affiliates, may be deemed to beneficially own 782,200 Shares, or approximately 5.30% of the outstanding Shares of the Company. DDJ disclaims any such beneficial ownership.
Judy K. Mencher, principal of DDJ Capital Management, LLC, DDJ Galileo, LLC,
DDJ Galileo Management, LLC, DDJ Copernicus Management, LLC, and Vice President of DDJ Overseas Corp., beneficially owns 1,500 Shares for which she retains sole voting and dispositive power. None of the DDJ Affiliates and, to the

                                 SCHEDULE 13D

CUSIP No. 79389710                                           Page 11 of 12 Pages
- - ------------------                                           -------------------


best knowledge of the DDJ Affiliates, none of the persons named on Schedule A, beneficially own any other Shares.

         (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

         (c) Except as set forth in Item 3, none of the DDJ Affiliates, and, to the best knowledge of the DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in the Shares during the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         None of the DDJ Affiliates and, to the best knowledge of the DDJ Affiliates, none of the persons named in Schedule A hereto have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

Item 7.  Material to be Filed as Exhibits.

         Not Applicable.

                                 SCHEDULE 13D

CUSIP No. 79389710                                           Page 12 of 12 Pages
- - ------------------                                           -------------------


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DDJ CAPITAL MANAGEMENT, LLC


                                        BY: /s/ Bonnie G. George*
                                        Bonnie G. George
                                        Chief Financial Officer


Date:  July 22, 1996

                                  SCHEDULE A

         The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each of the DDJ Affiliates are set forth below. The business address of each person is 141 Linden Street, Suite 4, Wellesley, MA 02181 and the address of the corporation or organization in which such employment is conducted is the same as each person's business address. All of the persons listed below are U.S. citizens.

                                                  PRINCIPAL OCCUPATION
         NAME                                         OR EMPLOYMENT

     Daniel G.Harmetz                     Principal of DDJ Capital
                                          Management, LLC, DDJ Galileo, LLC, DDJ
                                          Galileo Management, LLC, and DDJ
                                          Copernicus Management, LLC

     David J. Breazzano                   Principal of DDJ Capital
                                          Management, LLC, DDJ Galileo, LLC, DDJ
                                          Galileo Management, LLC, and DDJ
                                          Copernicus Management, LLC

     Judy K. Mencher                      Principal of DDJ Capital
                                          Management, LLC, DDJ Galileo, LLC, DDJ
                                          Galileo Management, LLC, DDJ
                                          Copernicus Management, LLC and Vice
                                          President of DDJ Overseas Corp.

                                 SCHEDULE B

Salant Corporation

         Set forth below is an itemization of all purchases and sales of Shares since May 11, 1996. The transactions were made for cash in open market transactions.


                                                     TYPE
                                                   (Purchase                                   AGGREGATE
DATE                  Purchaser                     or Sale )           SHARES                   PRICE
- - ----                  ---------                   ----------            ------                -----------

05/13/96       DDJ Overseas Corp.                 Purchase                20,000           $   78,100.00
05/14/96       DDJ Overseas Corp.                 Purchase                16,500               66,495.00
05/16/96       DDJ Overseas Corp.                 Purchase                 3,200               12,896.00
05/22/96       DDJ Overseas Corp.                 Purchase                 6,700               27,135.00
05/22/96       The Copernicus Fund, L.P.          Purchase                 3,300               13,365.00
05/24/96       DDJ Overseas Corp.                 Purchase                 4,300               16,791.50
06/05/96       DDJ Overseas Corp.                 Purchase                 5,000               19,625.00
06/07/96       DDJ Overseas Corp.                 Purchase                 1,000                3,800.00
06/11/96       DDJ Overseas Corp.                 Purchase                20,000               73,100.00
06/14/96       DDJ Overseas Corp.                 Purchase                 5,000               19,525.00
06/20/96       DDJ Overseas Corp.                 Purchase                 7,000               25,725.00
07/01/96       The Copernicus Fund, L.P.          Purchase                 2,500                9,450.00
07/01/96       DDJ Overseas Corp.                 Purchase                 7,500               28,350.00
07/08/96       DDJ Overseas Corp.                 Purchase                14,000               47,170.20
07/10/96       DDJ Overseas Corp.                 Purchase                 5,000               16,500.00
07/11/96       DDJ Overseas Corp.                 Purchase                10,000               30,300.00
07/15/96       DDJ Overseas Corp.                 Purchase                10,000               31,550.00
07/16/96       DDJ Overseas Corp.                 Purchase                10,000               31,550.00
07/17/96       DDJ Overseas Corp.                 Purchase                 4,800               15,281.28
07/18/96       DDJ Overseas Corp.                 Purchase                 3,300               11,736.45
07/19/96       DDJ Overseas Corp.                 Purchase                 5,000               18,275.00
07/19/96       DDJ Overseas Corp.                 Purchase                 5,000               18,275.00


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